



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Protected Investors of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco, California 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Buchfinck (415) 398-4263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PW

OATH OR AFFIRMATION

I, Rita Buchfinck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Protected Investors of America, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25th day of August, 2010, by Rita Buchfinck, who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________

Name Jill Penrod
(typed or printed)

JILL PENROD
COMM. #1703091
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES NOV. 19, 2010

(This area for official notarial seal)

CB/jp

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 24, 2010

Board of Directors
Protected Investors of America
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Protected Investors of America, as of June 30, 2010, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Protected Investors of America. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2010, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PROTECTED INVESTORS OF AMERICA

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

CASH		$ 809 805
DEPOSIT - FIRST CLEARING LLC		100 004
COMMISSIONS RECEIVABLE FROM BROKER DEALERS, MUTUAL FUNDS AND FEES		725 351
DEFERRED INCOME TAXES		9 981
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $230,245		28 721
OTHER ASSETS		12 897
		$1 686 759

LIABILITIES AND SHAREHOLDERS' EQUITY

COMMISSIONS PAYABLE		$ 600 640
ACCRUED SALARIES AND BENEFITS		111 899
INCOME TAX PAYABLE		6 618
ACCRUED EXPENSES		51 538
TOTAL LIABILITIES		770 695
SHAREHOLDERS' EQUITY:		
COMMON STOCK - NO PAR VALUE:		
AUTHORIZED 400,000 SHARES		
ISSUED AND OUTSTANDING 168,651 SHARES	$ 66 957	
ADDITIONAL PAID-IN CAPITAL	644 480	
RETAINED EARNINGS	204 627	916 064
		$1 686 759

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2010

REVENUES:		
Commissions		$3 884 259
Asset management and advisory services		2 274 572
Investment income		2 259
Other income		24 885
		6 185 975
EXPENSES:		
Commissions	$4 894 062	
Officers and employees compensation and benefits	767 231	
Other operating expenses	323 659	
Rent	85 670	
Depreciation	13 200	6 083 822
INCOME BEFORE INCOME TAXES		102 153
INCOME TAXES ($5,000 deferred)		22 000
NET INCOME		$ 80 153

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2009	$66 957	$621 065	$159 327	$847 349
SHARES ISSUED		23 415		23 415
SHARES REDEEMED			(34 853)	(34 853)
NET INCOME			80 153	80 153
BALANCE AT JUNE 30, 2010	$66 957	$644 480	$204 627	$916 064

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN CASH FLOW

YEAR ENDED JUNE 30, 2010

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income		$ 80 153
Adjustments to reconcile net loss to net cash		
Provided (used) by operating activities:		
Depreciation and amortization		13 200
Changes in assets and liabilities:		
Increase in clearing deposit		
Commissions receivable		(50 004)
Income taxes		(84 963)
Other assets		177 845
Commissions payable		(2 099)
Accrued expenses		71 963
Accrued salaries and benefits		89 229
Federal and state taxes		(26 326)
CASH PROVIDED BY OPERATING ACITIVITIES		268 998
CASH FLOW FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of shares	23 415	
Net cost of shares redeemed	(34 853)	
CASH USED BY FINANCING ACTIVITIES		(11 438)
NET INCREASE IN CASH		257 560
CASH AND CASH EQUIVALENTS, beginning of year		552 245
CASH AND CASH EQUIVALENTS, end of year		$809 805
INCOME TAXES PAID		$ 27 400

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Protected Investors of America is a licensed securities broker-dealer with the SEC and a member of FINRA and investment advisor engaged in the sale and management of marketable securities, mutual funds, insurance and other investment products primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into a contract with First Clearing LLC who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly and recognized when billed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Asset Valuations

Securities owned are stated at market values. Securities not readily marketable, include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Income Taxes

Deferred income taxes result from reporting changes in the carrying value of securities and from deducting deferred compensation and paid time off for financial statement purposes prior to deducting those items for tax purposes.

Statement of Cash Flow

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2010 other than as required by broker dealer accounting principles.

NOTE B - DEPOSIT

The Company has deposited $100,000 with First Clearing LLC as security for its transactions with First Clearing LLC. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - EXECUTIVE COMPENSATION

The Company has entered into an agreement with certain officers whereby they receive base compensation plus .95% of the monthly revenues of the Company, excluding investment income.

Other employees receive base salary plus .61% of monthly revenue, excluding investment income.

NOTE D - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2012. Minimum rental payments for the next three years are as follows:

2011	75,000
2012	9,000

NOTE E - PENSION PLAN

The Company has established a 401(k) Plan for all full time employees. The Plan requires a 3% Company contribution, which amounted to $7,173 for the June 30, 2010 year end.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions and asset management and advisory fees receivables are limited due to the fact that most receivables are not payable to registered representatives until collected, and are due from numerous mutual funds and individuals. As of June 30, 2010, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2010 the Corporation had net capital of $762,608 and aggregate indebtedness of approximately $771,000, a ratio of 1.01 to 1.00.

SUPPLEMENTAL INFORMATION

PROTECTED INVESTORS OF AMERICA

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2010

COMPUTATION OF NET CAPITAL		
Stockholders' Equity		$ 916 064
NON-ALLOWABLE ASSETS:		
Other Assets	$ 51 599	
Net 12b-1 and Advisory Fees Receivable	93 816	
Total Non-Allowable Assets		(145 415)
HAIRCUTS ON SECURITIES:		
Money Market Accounts	8 041	
Total Haircuts		(8 041)
NET CAPITAL		$ 762 608
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$ 770 695
Ratio of Aggregate Indebtedness to Net Capital		1.01 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3 % of aggregate indebtedness)		$ 51 405
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 51 405
Excess Net Capital		$ 711 203

PROTECTED INVESTORS OF AMERICA

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2010

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through First Clearing, LLC on a fully disclosed basis.

PROTECTED INVESTORS OF AMERICA

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2010

The difference between net capital on the respondent's June 30, 2010 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$785 312
Add:	Increase in net receivables	$120 454	
	Decrease in non-allowable assets	12 844	
	Other net income	8 814	142 112
Deduct:	Accrued bonus	55 000	
	12(b)1 and advisory fees receivable	93 816	
	Income tax adjustments	16 000	164 816
Net capital per this report			$762 608

K H Wm Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 24, 2010

Board of Directors
Protected Investors of America
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Protected Investors of America and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Protected Investors of America compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Protected Investors of America management is responsible for Protected Investors of America compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 24, 2010

K. H. Wm. Krueger
Certified Public Accountant

K H Wm Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 24, 2010

Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing my audit of the financial statements of Protected Investors of America for the year ended June 30, 2010 on which I issued my report dated August 24, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant